Filed Pursuant to Rule 424(b)(2)

Registration No. 333-157904

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 16, 2013)

The Republic of Korea

US$1,000,000,000 3.875% Notes due 2023

The US$1,000,000,000 aggregate principal amount of 3.875% Notes due 2023 will mature on September 11, 2023 and will bear interest at the rate of 3.875% per year. Interest on the Notes is payable on March 11 and September 11 of each year, beginning on March 11, 2014. The Republic will not have any right to redeem the Notes prior to maturity. Except as described in the accompanying prospectus under “Description of the Debt Securities—Global Securities,” the Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company, as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	98.791%	US$	987,910,000
Underwriting discounts	0.175%	US$	1,750,000
Proceeds to the Republic (before expenses)(1)	98.616%	US$	986,160,000

(1)	The underwriters have agreed to pay certain expenses of the Republic in connection with this offering. For more information, see “Underwriting (Conflicts of Interest)” in this prospectus supplement.

In addition to the public offering price to the public, you will have to pay for interest accrued on the Notes from September 11, 2013, if any.

Approval in-principle has been received for the listing and quotation of the Notes on the Singapore Exchange Securities Trading Limited (the “Singapore Stock Exchange”). The Singapore Stock Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Approval in-principle from, admission to the Official List of, and quotation of any Notes on the Singapore Stock Exchange are not to be taken as an indication of the merits of the Republic or the Notes. Currently, there is no public market for the Notes.

The underwriters expect to deliver the Notes to investors through the book-entry facilities of The Depository Trust Company on or about September 11, 2013.

Joint Bookrunners

Citi	Deutsche Bank	Goldman Sachs International	HSBC	Korea Development Bank	Woori Investment & Securities

The date of this prospectus supplement is September 4, 2013.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. The Republic has not authorized anyone to provide you with different information. The Republic is not making an offer of the Notes in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

Prospectus Supplement

Prospectus

S-i

Certain Defined Terms

Unless the context otherwise requires, all references to “Korea” or the “Republic” contained in this prospectus supplement are to The Republic of Korea. All references to the “Government” are to the government of Korea.

Unless otherwise indicated, all references to the “Notes” contained in this prospectus supplement are to the US$1,000,000,000 aggregate principal amount of 3.875% notes due 2023.

Unless otherwise indicated, all references to “won”, “Won” or “(Won)” contained in this prospectus supplement are to the currency of Korea and references to “U.S. dollars”, “Dollars”, “dollars”, “$” or “US$” are to the currency of the United States of America.

All references to the “Singapore Stock Exchange” contained in this prospectus supplement are to the Singapore Exchange Securities Trading Limited.

Additional Information

The information in this prospectus supplement is in addition to the information contained in the Republic’s prospectus dated May 16, 2013. The accompanying prospectus contains information regarding the Republic, as well as a description of some terms of the Notes. You can find further information regarding the Republic and the Notes in registration statement no. 333-157904, as amended (the “registration statement”), relating to the debt securities of the Republic, which is on file with the Securities and Exchange Commission.

The Government is Responsible for the Accuracy of the Information in this Document

The Government is responsible for the accuracy of the information in this prospectus supplement and the accompanying prospectus and confirms that, to the best of the Government’s knowledge, the information contained in this prospectus supplement and the accompanying prospectus is in accordance with facts and that the Government has included all facts that should be included not to mislead potential investors. The delivery of this prospectus supplement and the accompanying prospectus at any time does not imply that any information contained in this prospectus supplement and the accompanying prospectus is correct at any time subsequent to the date of this prospectus supplement.

The Singapore Stock Exchange takes no responsibility for the contents of this prospectus supplement and the accompanying prospectus and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

Not an Offer if Prohibited by Law

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country which prohibits the offering. For a description of some restrictions on the offering and sale of the Notes and the distribution of this prospectus supplement and the accompanying prospectus, see “Underwriting (Conflicts of Interest)—Non-U.S. Selling Restrictions” beginning on page S-24 of this prospectus supplement.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting (Conflicts of Interest)—Non-U.S. Selling Restrictions—Korea” on page S-24 of this prospectus supplement.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE “UNDERWRITING (CONFLICTS OF INTEREST)” IN THIS PROSPECTUS SUPPLEMENT.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of the Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

Issuer	The Republic of Korea.

Notes	US$1,000,000,000 aggregate principal amount of 3.875% notes due 2023.

Maturity Date	The Notes will mature on September 11, 2023.

Interest	The Notes will bear interest at the rate of 3.875% per year. Interest on the Notes will be computed based on a 360-day year consisting of twelve 30-day months.

Interest Payment Dates	Interest on the Notes will be paid twice each year on March 11 and September 11 of each year, beginning on March 11, 2014. Interest on the Notes will accrue from September 11, 2013.

Denominations	The Notes will be issued in denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption	The Republic may not redeem the Notes prior to maturity.

Form and Settlement	The Republic will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of The Depository Trust Company (“DTC”). Except as described in the accompanying prospectus under “Description of the Debt Securities—Global Securities” and in this prospectus supplement under “Description of the Notes—Form and Registration— Certificated Notes,” the global notes will not be exchangeable for Notes in definitive registered form and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement”.

Listing and Markets	Approval in-principle has been received for the listing and quotation of the Notes on the Singapore Stock Exchange. For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Notes will be traded on the Singapore Stock Exchange in a minimum board lot size of S$200,000 or its equivalent in foreign currencies. Accordingly, the Notes will be traded on the Singapore Stock Exchange in a minimum board lot size of US$200,000 following listing. The Republic will offer the Notes for sale in countries in the Americas, Europe, Asia and elsewhere where it is legal to make such offers.

Status of Notes	The Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of the Republic. The Notes will rank at least equally in right of payment, without any preference among themselves, with all of the Republic’s existing and future unsecured and unsubordinated External Indebtedness (as defined in “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus). See “Description of the Notes—Status of the Notes” in this prospectus supplement and “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus.

Negative Pledge	Subject to certain exceptions, if any of the Notes are outstanding, the Republic will not create or permit to subsist any Security Interest (as defined in “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus) on the Republic’s assets as security for any of the Republic’s Public External Indebtedness (as defined in “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus), unless the Notes are secured equally and ratably with such Public External Indebtedness. See “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus.

Delivery of the Notes	The Republic expects to make delivery of the Notes, against payment in same-day funds on or about September 11, 2013, which the Republic expects will be the fifth business day following the date of this prospectus supplement, referred to as “T+5”. You should note that initial trading of the Notes may be affected by the “T+5” settlement. See “Underwriting (Conflicts of Interest)—Delivery of the Notes” in this prospectus supplement.

Taxation	The Republic will make all payments of principal of and interest on the Notes without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. In that event, the Republic will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction, subject to certain exceptions provided in the accompanying prospectus. See “Description of the Debt Securities—Additional Amounts” in the accompanying prospectus. For a description of certain United States tax aspects of the Notes, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

Fiscal Agent	The Bank of New York Mellon.

Further Issues	The Republic may, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes (except for the public offering price and issue date) and consolidate such additional debt securities to form a single series with the Notes. See “Description of the Debt Securities—Further Issues of Debt Securities” in the accompanying prospectus.

Conflicts of Interest	Woori Investment & Securities Co., Ltd., one of the representatives, will offer the Notes in the United States through its registered broker-dealer affiliate, Woori Investment & Securities America, Inc. The Republic indirectly owns (through its ownership interest and/or control of Woori Financial Group Co., Ltd. and The Korea Deposit Insurance Corporation) in excess of 10% of equity interest in Woori Investment & Securities Co., Ltd. As a result, Woori Investment & Securities America, Inc. is an affiliate of the Republic and is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Because the Notes to be offered will be rated investment grade, pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary. Woori Investment & Securities America, Inc. will not confirm sales of the Notes to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

Governing Law	The Notes and the fiscal agency agreement will be governed by the laws of the State of New York. The laws of the Republic will govern all matters governing the authorization, execution and delivery of the Notes and the fiscal agency agreement by the Republic.

Collective Action Clauses	The Notes will be designated “collective action debt securities” (as defined in “Description of the Debt Securities—Events of Default—Collective Action Debt Securities” and “Description of Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” in the accompanying prospectus) and will contain certain provisions, commonly referred to in this prospectus supplement and the accompanying prospectus as “collective action clauses”, regarding acceleration and voting on amendments, modifications and waivers. As such, the Notes will contain provisions under which the Republic may, among other things, amend the payment provisions and certain other material terms of the Notes with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding Notes. See “Description of the Debt Securities—Events of Default—Collective Action Debt Securities” and “Description of Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” in the accompanying prospectus.

RECENT DEVELOPMENTS

This section provides information that supplements the information about the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated May 16, 2013. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

The Economy

Gross Domestic Product

Based on preliminary data, GDP growth in the first half of 2013 was 1.9% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 1.8% and exports of goods and services increased by 4.4%, which more than offset a decrease in gross domestic fixed capital formation by 0.3%, each compared with the corresponding period of 2012.

Principal Sectors of the Economy

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption:

Dependence on Imports for Energy Consumption

	Total Energy Consumption	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents, except ratios)
2008	240.8	232.2	96.5
2009	243.3	234.7	96.5
2010	263.8	254.6	96.5
2011	275.7	265.9	96.4
2012	277.6	267.5	96.4

Source: Korea Energy Economics Institute; Korea National Statistical Office.

Prices, Wages and Employment

The inflation rate was 1.4% in the first quarter of 2013 and 1.1% in the second quarter of 2013, each compared to the corresponding period of 2012. The unemployment rate was 3.6% in the first quarter of 2013 and 3.1% in the second quarter of 2013.

The Financial System

Securities Markets

The Korea Composite Stock Price Index was 1,863.3 on June 28, 2013, 1,914.0 on July 31, 2013, 1,926.4 on August 31, 2013 and 1,933.7 on September 3, 2013.

Monetary Policy

Foreign Exchange

The market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. was Won 1,149.7 to US$1.00 on June 28, 2013, Won 1,113.6 to US$1.00 on July 31, 2013, Won 1,110.9 to US$1.00 on August 31, 2013 and Won 1,104.1 to US$1.00 on September 3, 2013.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic recorded a current account surplus of approximately US$29.8 billion in the first half of 2013. The current account surplus in the first half of 2013 increased from the current account surplus of US$13.8 billion in the corresponding period of 2012, primarily due to increases in surplus from the goods account and the services account.

Trade Balance

Based on preliminary data, the Republic recorded a trade surplus of US$20.1 billion in the first half of 2013 as compared to a trade surplus of US$10.9 billion in the first half of 2012. Exports increased by 0.6% to US$276.7 billion and imports decreased by 2.8% to US$256.6 billion from US$275.0 billion of exports and US$264.1 billion of imports, respectively, in the corresponding period of 2012.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserves was US$329.7 billion as of July 31, 2013.

Government Finance

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	December 31,
	2008	2009	2010	2011	2012(1)
	(billions of Won)
Total Revenues	250,713	250,810	270,923	292,323	311,456
Current Revenues	248,809	248,278	268,540	289,797	307,754
Total Tax Revenues(2)	200,202	198,438	213,319	231,273	246,918
Non-Tax Revenues	48,607	49,840	55,221	58,524	60,836
Capital Revenues	1,904	2,532	2,383	2,527	3,702
Total Expenditures and Net Lending	238,854	268,431	254,231	273,694	292,977
Total Expenditures	229,374	250,382	251,146	269,768	286,921
Current Expenditures	200,935	215,134	216,937	235,458	252,620
Capital Expenditures	28,439	35,248	34,209	34,310	34,301
Net Lending	5,480	18,049	3,084	3,926	6,056

(1)	Preliminary.
(2)	Includes social security contributions.

Source: Ministry of Strategy and Finance; Korea National Statistical Office.

For 2011, the Republic recorded total revenues of ￦292.3 trillion and total expenditures and net lending of ￦273.7 trillion in 2011. The Republic had a fiscal surplus of ￦18.6 trillion in 2011.

Based on preliminary data, the Republic recorded total revenues of ￦311.5 trillion and total expenditures and net lending of ￦293.0 trillion in 2012. The Republic had a fiscal surplus of ￦18.5 trillion in 2012.

Debt

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2012 amounted to approximately ￦458.5 trillion, an increase of 5.5% over the previous year.

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2012:

Direct External Debt of the Government

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	US$	6,391.4	US$	6,391.4
Japanese Yen (¥)		¥3,140.6		36.6
Euro (EUR)	EUR	875.4		1,157.5

Total			US$	7,585.5

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2012.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of Won)
2008	288,719.8
2009	331,904.1
2010	360,804.5
2011	390,249.4
2012	414,213.5

The following table sets out all guarantees by the Government of indebtedness of others:

Guarantees by the Government

	December 31,
	2008	2009	2010	2011	2012
	(billions of Won)
Domestic	28,112.8	28,292.4	33,291.7	33,799.1	32,783.6
External(1)	—	1,508.4	1,508.3	1,258.6	—

Total	28,112.8	29,800.8	34,800.0	35,057.7	32,783.6

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers or the market average exchange rates in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information”.

External Debt

The following tables set out certain information regarding the Republic’s external debt calculated under the criteria based on the sixth edition of Balance of Payment Manual, or BPM6, published by the International Monetary Fund in December 2008 and implemented by the Government in December 2010. Under BPM6, in particular, prepayments received in connection with the construction of ships are excluded from the external debt.

	December 31,
	2008	2009	2010	2011	2012
	(billions of dollars)
Long-term Debt	167.5	196.5	220.0	261.4	286.8
General Government	21.1	27.8	44.2	53.5	54.4
Monetary Authorities	13.1	28.3	25.3	21.6	29.0
Banks	59.0	64.6	71.0	93.4	98.1
Other Sectors	74.2	75.8	79.6	92.9	105.3

Short-term Debt	149.9	149.2	139.8	137.4	126.8
Monetary Authorities	18.3	11.7	10.3	8.9	14.9
Banks	110.4	115.7	102.1	103.0	85.8
Other Sectors	21.2	21.8	27.4	25.5	26.1

Total External Liabilities	317.4	345.7	359.8	398.7	413.6

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

(1) External Bonds of the Government

Series	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2012
2003-001	June 3, 2003	June 1, 2013	4.25	USD	1,000,000,000		1,000,000,000
2004-001	September 22, 2004	September 22, 2014	4.875	USD	1,000,000,000		1,000,000,000
2005-001	November 2, 2005	November 3, 2025	5.625	USD	400,000,000		400,000,000
2005-002	November 2, 2005	November 2, 2015	3.625	EUR	500,000,000		500,000,000
2006-001	December 7, 2006	December 7, 2016	5.125	USD	500,000,000		500,000,000
2006-002	December 7, 2006	December 7, 2021	4.25	EUR	375,000,000		375,000,000
2009-001	April 16, 2009	April 16, 2014	5.75	USD	1,500,000,000		1,500,000,000
2009-002	April 16, 2009	April 16, 2019	7.125	USD	1,500,000,000		1,500,000,000

Total External Bonds in Original Currencies						USD	5,900,000,000
						EUR	875,000,000

Total External Bonds in Equivalent Amount of Won(1)						￦	7,558,752,500,000

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ￦1,071.1, the market average exchange rate in effect on December 31, 2012, as announced by Seoul Money Brokerage Services, Ltd. Euro amounts are converted to Won amounts at the rate of EUR1.00 to ￦1,416.3, the market average exchange rate in effect on December 31, 2012, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of the Government

a. Borrowings in U.S. Dollars

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (USD)	Principal Amount Outstanding as of December 31, 2012 (USD)
January 20, 1972	41	3	2,000,000		90,740
February 14, 1972	41	3	40,000,000		1,153,472
March 16, 1972	41	3	17,000,000		420,997
September 13, 1972	41	3	2,500,000		59,049
February 28, 1973	40	3	25,000,000		1,187,283
April 12, 1973	42	3	96,300,000		9,025,698
April 12, 1973	43	3	5,300,000		660,833
April 12, 1973	40	3	25,200,000		789,191
January 28, 1974	40	3	5,000,000		324,754
April 19, 1974	40	3	2,800,000		243,894
September 11, 1974	41	3	25,700,000		3,089,571
September 13, 1975	41	3	5,000,000		655,297
September 13, 1975	41	3	5,000,000		654,578
September 13, 1975	41	3	5,000,000		932,416
February 18, 1976	40	3	11,900,000		1,330,388
February 18, 1976	40	3	27,900,000		3,096,094
February 18, 1976	40	3	23,400,000		4,163,785
February 18, 1976	40	3	90,800,000		11,019,278
July 21, 1977	41	3	59,500,000		10,762,035
July 21, 1977	40	3	43,800,000		6,620,609
June 7, 1979	30	3	40,000,000		8,463,994
January 25, 1980	40	3	30,000,000		7,255,059
May 18, 1981	40	3	27,000,000		7,191,196
October 12, 1994	20	6.25	1,640,370,000		209,617,850
September 14, 1998	16	LIBOR+0.5	48,000,000		2,606,129
October 23, 1998	15	LIBOR+0.75	2,000,000,000		200,000,000

Subtotal in Original Currency				USD	491,414,187

Subtotal in Equivalent Amount of Won(1)				￦	526,353,735,695

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ￦1,071.1, the market average exchange rate in effect on December 31, 2012, as announced by Seoul Money Brokerage Services, Ltd.

b. Borrowings in Euro

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (EUR)	Principal Amount Outstanding as of December 31, 2012 (EUR)
March 27, 1985	30	2	6,000,000		365,629

Subtotal in Original Currency				EUR	365,629

Subtotal in Equivalent Amount of Won(1)				￦	517,840,353

(1)	Euro amounts are converted to Won amounts at the rate of EUR1.00 to ￦1,416.3, the market average exchange rate in effect on December 31, 2012, as announced by Seoul Money Brokerage Services, Ltd.

c. Borrowings in Japanese Yen

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (JPY)	Principal Amount Outstanding as of December 31, 2012 (JPY)
June 22, 1988	25	4.25	2,679,000,000		71,465,000
June 22, 1988	25	4.25	5,920,000,000		155,475,000
June 22, 1988	25	4.25	5,254,000,000		103,717,000
June 22, 1988	25	4.25	4,440,000,000		119,825,000
December 13, 1989	25	Floating	8,745,658,966		1,304,852,166
October 31, 1990	25	4	4,320,000,000		675,966,000
October 31, 1990	25	4	5,414,000,000		359,244,000
October 31, 1990	25	4	2,160,000,000		350,034,000

Subtotal in Original Currency				JPY	3,140,578,166

Subtotal in Equivalent Amount of Won(1)				￦	39,178,712,620

Total External Borrowings in Equivalent Amount of Won				￦	566,050,273,570

(1)	Japanese yen amounts are converted to Won amounts at the rate of JPY100.00 to ￦1,247.50, the market average exchange rate in effect on December 31, 2012, as announced by Seoul Money Brokerage Services, Ltd.

B. External Guaranteed Debt of the Government

None.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2012
	(%)			(billions of Won)
1. Bonds
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	1.5-5.75	2003-2012	2013-2042	362,893.4
Interest-Bearing Treasury Bond for National Housing I	2.5-3.0	2003-2012	2008-2017	45,805.2
Interest-Bearing Treasury Bond for National Housing II	0.0-3.0	1988-2012	2008-2030	3,142.2
Interest-Bearing Treasury Bond for National Housing III	0	2005	2015	594.2
Non-interest-Bearing Treasury Bond for Contribution to International Organizations(1)	—	1967-1985	—	11.3

Total Bonds				412,446.3

2. Borrowings
Borrowings from The Bank of Korea	3.58	2012	2013	1,117.2
Borrowings from the Sports Promotion Fund	3.36	2011	2014	20.0
Borrowings from the Korea Credit Guarantee Fund	2.74-2.80	2012	2013	35.0
Borrowings from Korea Technology Finance Corporation	2.74-3.33	2012	2013	15.0
Borrowings from the Government Employees’ Pension Fund	2.74-3.88	2011-2012	2014-2015	60.0
Borrowings from the Film Industry Development Fund	3.04-3.85	2010-2011	2013-2014	50.0
Borrowings from the Culture and Arts Promotion Fund	3.29	2010	2013	20.0

Total Borrowings				1,767.2

Total Internal Funded Debt				414,213.5

(1)	Interest Rates and Years of Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2012
	(%)			(billions of Won)
1. Bonds of Government-Affiliated Corporations
Korea Deposit Insurance Corporation	4.09-6.32	2008-2012	2013-2017	22,820.0
KAMCO	Floating-5.27	2009-2011	2013-2014	2,972.4
Korea Student Aid Foundation	Floating-5.26	2010-2012	2013-2032	6,900.0

Total Bonds				32,692.4

2. Borrowings of Government-Affiliated Corporations
Rural Development Corporation and Federation of Farmland	5.5	1989	2023	91.2
Total Borrowings				91.2

Total Internal Guaranteed Debt				32,783.6

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes the Republic is offering. The following description is only a summary. The Republic urges you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement.

The Notes are a series of debt securities more fully described in “Description of the Debt Securities” in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

General

The Republic will issue the Notes under the fiscal agency agreement, dated as of April 17, 1998, as amended by Amendment No. 1 dated June 3, 2003, between the Republic and The Bank of New York Mellon, as fiscal agent.

The Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of the Republic. The aggregate principal amount of the Notes will be US$1,000,000,000 and will mature on September 11, 2023. The Notes will be issued in denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

The Notes will be designated collective action debt securities and will contain certain provisions, commonly referred to in this prospectus supplement and the accompanying prospectus as “collective action clauses”, regarding acceleration and voting on amendments, modifications and waivers. Under such provisions, the Republic may, among other things, amend certain key terms of the Notes, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding Notes. These provisions are described in “Description of the Debt Securities—Events of Default—Collective Action Debt Securities” and “Description of Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” in the accompanying prospectus.

Payment of Principal and Interest

The Notes will bear interest at 3.875% per year from September 11, 2013. Interest on the Notes will be payable semi-annually on March 11 and September 11 of each year, beginning on March 11, 2014. Interest payable on the Notes on any interest payment date will be payable to the person in whose name such Notes are registered at the close of business on the fifteenth day (whether or not a business day) next preceding such interest payment date, which for so long as the Notes are in book-entry form will generally be Cede & Co., as DTC’s nominee. Principal of the Notes will be payable at par. Upon receipt of any payment of principal of or interest on the Notes, DTC will credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of Notes as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in the Notes held through DTC participants will be the responsibility of such participants, as is in the case with securities held for accounts of customers registered in “street name”. The Republic will have no responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Principal of and interest on the Notes will be payable in U.S. dollars or in such other coin or currency of the United States as at the time of payment is legal tender for the payment of public and private debts. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. In any case where the due date for the payment of the principal of or interest on the Notes will be, at any place from which any check for such payment is to be mailed or where such Note is to be surrendered for payment or, in the case of payments by transfer, where such transfer is to be made, a day on which banking institutions in New York City are authorized or obligated by law to close, then such payment need not be made on such date at such place but may be made on the next succeeding day at such place which is not a day on which banking institutions are authorized or obligated by law to close, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

Status of the Notes

The Notes will be direct, unconditional, unsecured and unsubordinated obligations of the Republic. The Notes will rank at least equally in right of payment, without any preference among themselves, with all of the Republic’s existing and future unsecured and unsubordinated External Indebtedness. See “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus.

Redemption

The Republic may not redeem the Notes prior to maturity. At maturity, the Republic will redeem the Notes at par.

Purchase of Notes by the Republic

The Republic may at any time purchase or acquire any of the Notes in any manner and at any price. The Notes which are purchased or acquired by the Republic may, at the Republic’s discretion, be held, resold or surrendered to the fiscal agent for cancellation.

Governing Law

The Notes and the fiscal agency agreement will be governed by the laws of the State of New York. The laws of Korea will govern all matters governing the authorization, execution and delivery of the Notes and the fiscal agency agreement by Korea.

Notices

Notices will be mailed to holders of the Notes (which will be a nominee of DTC as long as the Notes are held in global form) at their registered addresses and shall be deemed to have been given on the date of such mailing. The Republic will ensure that notices are duly given or published in a manner which complies with the rules and regulations of any stock exchange on which the Notes are for the time being listed. The Notes are expected to be listed on the Singapore Stock Exchange.

Fiscal Agent

The duties of the fiscal agent will be governed by the fiscal agency agreement. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent is the agent of the Republic, is not a trustee for the holders of the Notes and does not have the same responsibilities or duties to act for such holders as would a trustee.

For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Republic will appoint and maintain a paying agent with specified offices in Singapore, where the Notes may be presented or surrendered for payment or redemption, if certificated Notes are issued in exchange for global notes.

Form and Registration

General

The Notes will be represented by one or more fully registered global notes, which will be deposited with a custodian for, and registered in the name of a nominee of, DTC. Except in the limited circumstances described under “—Certificated Notes” below, beneficial interests in the Notes will only be recorded by book-entry and owners of beneficial interests in the Notes will not be entitled to receive physical delivery of certificated notes representing the Notes.

Global Notes

Upon the issuance of the global notes for the Notes, DTC or its nominee will credit, on its internal system, the respective principal amounts of the individual beneficial interests represented by such global notes to the accounts of persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the underwriters. Ownership of beneficial interests in a global note for the Notes will be limited to persons (including Euroclear and Clearstream) who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. Ownership of beneficial interests in the global notes for the Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of DTC participants) and the records of agent members (with respect to interests of persons other than DTC participants).

So long as DTC or its nominee is the holder of a global note for the Notes, DTC or its nominee, as the case may be, will be considered the holder of the Notes represented by such global note for all purposes under the fiscal agency agreement and the Notes. No beneficial owner of an interest in a global note for the Notes will be able to transfer that interest except in accordance with DTC’s applicable procedures (in addition to those under the Notes referred to in this prospectus supplement and, if applicable, those of Euroclear and Clearstream) unless the Republic issues certificated notes as described under “—Certificated Notes” below.

Investors may hold their interests in the global notes for the Notes directly through DTC, if they are participants, or indirectly through organizations that are DTC participants, including Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the global notes on behalf of their DTC participants through their respective depositaries, which in turn will hold such interests in such global notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

Payments of the principal of and interest on the global notes for the Notes will be made to DTC or its nominee, as the holder of such global notes. None of the Republic, the underwriters or the fiscal agent will have any responsibility or liability for any aspect of the records relating to or payments made to an account of beneficial ownership interests in the global notes for the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Republic expects that DTC or its nominee, upon receipt of any payment of principal of or interest on a global note for the Notes held by it or its nominee, will immediately credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. The Republic also expects that payments by DTC participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices. Such payments will be the responsibility of such participants.

DTC will take any action permitted to be taken by a holder of the Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more DTC participants to whose DTC account interests in the global notes are credited, and only in respect of such portion of the aggregate principal amount of the Notes as to which such DTC participant or DTC participants has or have given such direction.

Certificated Notes

The Republic will issue certificated notes in exchange for the global notes if:

•

DTC or any successor depositary notifies the Republic that it is unwilling or unable to continue as a depositary for such global notes or ceases to be a “clearing agency” registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

•	the Republic, in its sole discretion, executes and delivers to the fiscal agent an order that such global notes will be exchangeable into certificated notes.

For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, prior to any issue of certificated notes, the Republic will announce on the SGXNET (through the Singapore Stock Exchange) any issue of certificated notes in exchange for global notes, and the announcement will include all material information on the delivery of the certificated notes (including details of the paying agent in Singapore).

The holder of a certificated note may transfer such certificated note by surrendering it at the office maintained for such purpose in the Borough of Manhattan, the City of New York, which initially will be the office of the fiscal agent.

CLEARANCE AND SETTLEMENT

The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream. The Republic accepts responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will the Republic or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its DTC participants and facilitate the clearance and settlement of securities transactions between its DTC participants. It does this through electronic book-entry changes in the accounts of its direct DTC participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct DTC participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their Euroclear/Clearstream participants and facilitate the clearance and settlement of securities transactions between their Euroclear/Clearstream participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their Euroclear/Clearstream participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of the Notes through DTC, Euroclear and Clearstream

The Republic will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interests in the global notes through Euroclear or Clearstream, if you are a DTC participant in such systems, or indirectly through organizations that are DTC participants in such systems. Euroclear and Clearstream will hold their Euroclear/Clearstream participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

The Republic and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once the Republic and the fiscal agent make payments to the registered holder, the Republic and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The DTC participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its DTC participants, or persons holding beneficial interests in the Notes through such DTC participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees and indemnity satisfactory to the fiscal agent for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct DTC participants, who in turn act on behalf of indirect DTC participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Euroclear/Clearstream participants will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account, and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on the Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

Finally, day traders who use Euroclear or Clearstream and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

UNITED STATES TAX CONSIDERATIONS

Stated interest on the Notes will be treated as qualified stated interest for U.S. federal income tax purposes. For a discussion of certain U.S. federal income tax considerations that may be relevant to you if you invest in the Notes, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING (CONFLICTS OF INTEREST)

Relationship with the Underwriters

The Republic and the underwriters named below have entered into a Terms Agreement dated September 4, 2013 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (Debt Securities) (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Citigroup Global Markets Inc., Deutsche Bank AG, Singapore Branch, Goldman Sachs International, The Hongkong and Shanghai Banking Corporation Limited, The Korea Development Bank and Woori Investment & Securities Co., Ltd. are acting as representatives of the underwriters. Subject to the terms and conditions set forth in the Underwriting Agreement, the Republic has agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the following principal amounts of the Notes set out opposite its name below:

Names and addresses of underwriters	Principal Amount of the Notes
Citigroup Global Markets Inc.	US$	166,667,000
Deutsche Bank AG, Singapore Branch		166,667,000
Goldman Sachs International		166,667,000
The Hongkong and Shanghai Banking Corporation Limited		166,667,000
The Korea Development Bank		166,666,000
Woori Investment & Securities Co., Ltd.		166,666,000

Total	US$	1,000,000,000

The Underwriting Agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The Underwriting Agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriters may be increased or the offering of the Notes may be terminated.

The underwriters initially propose to offer the Notes at the public offering price described on the cover page of this prospectus supplement. After the offering of the Notes, the underwriters may from time to time change the public offering price and other selling terms. The underwriters may offer the Notes in various jurisdictions through certain of their respective affiliates. The offering of the Notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Any underwriter who is not registered as a broker-dealer with the Securities and Exchange Commission will not engage in any transaction related to the Notes in the United States except as permitted by the Exchange Act. Deutsche Bank AG, Singapore Branch, Goldman Sachs International, The Hongkong and Shanghai Banking Corporation Limited and Woori Investment & Securities Co., Ltd. will offer the Notes in the United States through their respective registered broker-dealer affiliates in the United States, Deutsche Bank Securities Inc., Goldman, Sachs & Co., HSBC Securities (USA) Inc. and Woori Investment & Securities America, Inc., respectively.

The Notes are a new class of securities with no established trading market. Approval in-principle has been received for the listing and quotation of the Notes on the Singapore Stock Exchange. For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Notes will be traded on the Singapore Stock Exchange in a minimum board lot size of S$200,000 or its equivalent in foreign currencies. Accordingly, the Notes will be traded on the Singapore Stock Exchange in a minimum board lot size of US$200,000 following listing. The underwriters have advised the Republic that they intend to make a market in the Notes. However, they are not obligated to do so, and they may discontinue any market-making activities with respect to the Notes at any time without notice. Accordingly, the Republic cannot assure you as to the liquidity of any trading market for the Notes.

The Republic has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute with respect to certain payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering, the underwriters may purchase and sell Notes in the open market. These transactions may include over-allotment, covering transactions, stabilizing transactions and penalty bids. Over- allotment involves sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in this offering, which creates a short position for the underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the Notes originally sold by such dealer are purchased in a stabilizing transaction or a covering transaction to cover short positions. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Singapore Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time, and must discontinue them after a limited period.

The amount of net proceeds is US$986,160,000 after deducting underwriting discounts but not estimated expenses. The total of the Republic’s expenses for this offering are estimated to be approximately US$400,000. The underwriters have agreed to pay or reimburse certain of the Republic’s expenses, estimated to be approximately US$275,000, incurred in connection with the offering of the Notes.

In the ordinary course of their respective businesses, some of the underwriters and/or their respective affiliates have engaged, and may in the future engage, in investment banking, commercial banking, advisory or other services for the Republic for which customary compensation and expense reimbursement has been or will be received.

Delivery of the Notes

The Republic expects to make delivery of the Notes against payment for the Notes in same-day funds on or about September 11, 2013, which will be the fifth business day following the date of this prospectus supplement. Under Rule 15c6-1 promulgated under the Exchange Act, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement or the next succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Conflicts of Interest

Woori Investment & Securities Co., Ltd., one of the representatives, will offer the Notes in the United States through its registered broker-dealer affiliate, Woori Investment & Securities America, Inc. The Republic indirectly owns (through its ownership interest and/or control of Woori Financial Group Co., Ltd. and The Korea Deposit Insurance Corporation) in excess of 10% of equity interest in Woori Investment & Securities Co., Ltd. As a result, Woori Investment & Securities America, Inc. is an affiliate of the Republic and is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Because the Notes to be offered will be rated investment grade, pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary. Woori Investment & Securities America, Inc. will not confirm sales of the Notes to any account over which it exercises discretionary authority without the specific written approval of the account holder.

The Korea Development Bank, one of the representatives, is an affiliate of the Republic. The Korea Development Bank was established pursuant to The Korea Development Bank Act, as amended, and (through the Korea Financing Corporation and KDB Financial Group Inc.) is a wholly Government-owned financial institution. The Korea Development Bank will not offer the Notes in the United States.

Non-U.S. Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Notes, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Notes may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the Notes may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Korea

The Notes have not been offered, sold or delivered, and will not be offered, sold or delivered, directly or indirectly, to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations. Any securities dealer to whom the Notes are sold will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each of the underwriters has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and the 2010 PD Amending Directive to the extent implemented, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Notes to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented;

(b)	to fewer than (1) 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented) or (2) if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive or Article 3(2) of the 2010 PD Amending Directive to the extent implemented.

For the purposes of this provision, the expression an “offer of the Notes to the public”, in relation to any Notes in any Relevant Member State, means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC, and includes any relevant implementing measure in the Relevant Member State, and the expression 2010 PD Amending Directive means Directive 2010/73/EC.

United Kingdom

Each underwriter has represented and agreed that:

(i)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Republic; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. Each underwriter has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and (ii) in compliance with the other relevant laws, regulations and ministerial guidelines of Japan.

Hong Kong

The Notes will not be offered or sold in Hong Kong by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, be circulated or distributed, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Republic of Italy

The offering of the Notes has not been registered pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of this prospectus supplement or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(i)	to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended (the Financial Services Act) and the relevant implementing CONSOB regulations, as amended from time to time, and in Article 2 of Directive No. 2003/71/EC of November 4, 2003; or

(ii)	in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended (Regulation No. 11971).

Any offer, sale or delivery of the Notes or distribution of copies of this prospectus supplement or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must be:

(a)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007 (as amended from time to time) and Legislative Decree No. 385 of September 1, 1993, as amended (the Banking Act); and

(b)	in compliance with Article 129 of the Banking Act, as amended, and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or other Italian authority.

LEGAL MATTERS

The validity of the Notes is being passed upon for the Republic by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Bae, Kim & Lee LLC, Seoul, Korea. Certain legal matters will also be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York, and by Kim & Chang, Seoul, Korea. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Simpson Thacher & Bartlett LLP may rely as to matters of Korean law upon the opinions of Bae, Kim & Lee LLC and Kim & Chang, and Bae, Kim & Lee LLC and Kim & Chang may rely as to matters of New York law upon the opinions of Cleary Gottlieb Steen & Hamilton LLP and Simpson Thacher & Bartlett LLP.

GENERAL INFORMATION

The issue of the Notes has been authorized by the National Assembly pursuant to a resolution adopted on January 1, 2013. The Republic is not involved in any litigation, arbitration or administrative proceedings that are material in the context of the issue of the Notes and are not aware of any such litigation, arbitration or administrative proceedings whether pending or threatened.

Other than as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the financial position or affairs of Korea since December 31, 2012.

So long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Republic will appoint and maintain a paying agent with specified offices in Singapore, where the Notes may be presented or surrendered for payment or redemption, but only in the event that the Republic issues definitive certificates for the Notes. In addition, an announcement of such issue shall be made by the Republic through the Singapore Stock Exchange. Such announcement shall include all material information with respect to the delivery of the definitive certificates for the Notes, including details of the paying agent in Singapore. So long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Notes will be traded on the Singapore Stock Exchange in a minimum board lot size of S$200,000 or its equivalent in foreign currencies. Accordingly, the Notes will be traded on the Singapore Stock Exchange in a minimum board lot size of US$200,000 following listing.

The registration statement with respect to the Republic and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act. Additional information concerning the Republic and the Notes is contained in the registration statement and amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 100 F Street N.E., Washington, D.C. 20549.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

	Common Code	ISIN	CUSIP
Notes	094156912	US50064FAK03	50064FAK0

ISSUER

The Republic of Korea

Ministry of Strategy and Finance

Government Complex, 477

Galmae-ro, Sejong Special Self-Governing City

339-012

The Republic of Korea

LEGAL ADVISERS TO THE REPUBLIC OF KOREA

as to matters of Korean law Bae, Kim & Lee LLC 133 Teheran-ro, Gangnam-gu Seoul 135-723 The Republic of Korea	as to matters of United States law Cleary Gottlieb Steen & Hamilton LLP c/o 39th Floor, Bank of China Tower One Garden Road, Central Hong Kong

LEGAL ADVISERS TO THE UNDERWRITERS

as to matters of Korean law Kim & Chang Seyang Building 223 Naeja-dong, Chongro-gu Seoul 110-720 The Republic of Korea	as to matters of United States law Simpson Thacher & Bartlett LLP 25th Floor, West Tower, Mirae Asset Center 1 26 Eulji-ro 5-gil, Jung-gu Seoul 100-210 The Republic of Korea

FISCAL AGENT & PAYING AGENT

The Bank of New York Mellon

Global Finance Americas

101 Barclay Street, 4E

New York NY 10286

U.S.A.

SINGAPORE LISTING AGENT

Shook Lin & Bok LLP

1 Robinson Road

#18-00 AIA Tower

Singapore 048542